UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 2 June 2025, London UK

Linerixibat New Drug Application (NDA) accepted for review by the US FDA for cholestatic pruritus in patients with primary biliary cholangitis (PBC)

●    If approved, linerixibat could address high unmet medical need of patients living with cholestatic pruritus (relentless itch) and related sleep interference
●    Application based on data from positive GLISTEN phase III trial
●    24 March 2026 assigned as Prescription Drug User Fee Act (PDUFA) goal date for FDA decision

GSK plc (LSE/NYSE: GSK) today announced the US Food and Drug Administration (FDA) has accepted for review the NDA for linerixibat, an investigational targeted inhibitor of the ileal bile acid transporter (IBAT), for the treatment of cholestatic pruritus in patients with PBC, a rare autoimmune liver disease. The Prescription Drug User Fee Act (PDUFA) goal date is 24 March 2026.

Kaivan Khavandi, SVP, Global Head, Respiratory, Immunology & Inflammation R&D, GSK, said: "The FDA's acceptance of this file is an important milestone in the development of linerixibat. We believe that linerixibat has the potential to make a difference in the lives of patients living with relentless itch associated with PBC and its related sleep interference. These are debilitating symptoms which currently have very limited treatment options."

The application is based on positive data from the GLISTEN phase III trial, presented in May at the European Association for the Study of the Liver (EASL) Congress. GLISTEN met both primary and key secondary endpoints demonstrating a rapid, significant and sustained improvement in cholestatic pruritus and itch-related sleep interference versus placebo. The safety profile of linerixibat was consistent with previous studies and the mechanism of IBAT inhibition.

Linerixibat is currently not approved anywhere in the world.

About cholestatic pruritus in PBC
In PBC, a cholestatic liver disease, bile flow from the liver is disrupted. The resulting excess bile acids in circulation are thought to play a causal role in cholestatic pruritus, an internal itch that cannot be relieved by scratching. Pruritus can occur at any stage of PBC disease or biochemical control, and is experienced in varying degrees of severity by up to 90% of people living with PBC.1 The first line treatment for PBC controls disease in approximately 70% of patients, but does not reduce the severity or impact of the pruritus.2,3 Cholestatic pruritus is a serious condition that can be debilitating, with patients experiencing sleep disturbance, fatigue, impaired quality of life and even sometimes requiring liver transplantation in the absence of liver failure.3,4

About linerixibat (GSK2330672)
Linerixibat is an IBAT inhibitor, a targeted oral agent with potential to treat cholestatic pruritus (itch) associated with the rare autoimmune liver disease known as PBC. By inhibiting bile acid re-uptake, linerixibat reduces multiple mediators of pruritus in circulation. The US Food and Drug Administration and the European Medicines Agency have granted orphan drug designation for linerixibat in the treatment of cholestatic pruritus in patients with PBC.

About the GLISTEN trial
GLISTEN is a double-blind, randomised, placebo-controlled, phase III trial (NCT04950127; GSK study 212620) conducted in 238 PBC patients with cholestatic pruritus initially enrolled equally into active and placebo arms (n=119 each). The primary analysis evaluated the efficacy and safety of linerixibat compared with placebo. Participants with moderate to severe itch were enrolled. Participants initially received either linerixibat or placebo and had the potential to cross over in a part B of the trial. Primary and secondary outcome measures were assessed using a 0-10 numerical rating scale for worst itch and itch-related sleep interference. Stable use of guideline suggested anti-itch therapy was permitted. The trial was the first truly global PBC study completed in 19 countries including the Americas, Europe, China and Japan.

About GSK research in hepatology
GSK is currently investigating multiple potential treatments for patients with liver disease. In addition to PBC, we are also investigating potential treatments for chronic hepatitis B, alcohol-related liver disease (ALD), and metabolic dysfunction-associated steatohepatitis (MASH).

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
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WC1A 1DG

References
1.     Gungabissoon U, et al. BMJ Open Gastroenterol 2024; 11(1)
2.     Carbone M, et al. Lancet Gastroenterol Hepatol. 2018 Jul 13;3(9):626-634
3.     Smith 2025; Hepatol Commun.9(3):e0635
4.     Lindor KD, et al. Hepatology. 2019;69(1):394-419

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 02, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc